UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 000-50952

Educate, Inc.

Educate, Inc. 401(k) Retirement Savings Plan

(Exact name of registrant as specified in its charter)

Delaware	37-1465722
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1001 Fleet Street, Baltimore, Maryland	21202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (410) 843-8000

Educate, Inc. 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Index to Form 11-K

Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Trustees

Educate, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Educate, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits and supplemental information for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Reznick Group, P.C.

Baltimore, Maryland

June 23, 2006

Educate, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2005	December 31, 2004
Assets
Investments	$31,535,568	$24,559,710
Participant loans	359,679	365,125
Contributions Receivable:
Participants	194,051	152,112

Net assets available for benefits	$32,089,298	$25,076,947

See accompanying Notes to Financial Statements.

Educate, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005
Investment income:
Interest	$89,673
Dividends	814,215

903,888

Employee salary deferral contributions	4,584,063
Employer contribution	740,366
Employee rollover contributions	742,865

Total additions	6,971,182

Participant withdrawals	(3,100,125)
Participant loans, net of repayments	(86,672)

Net realized and unrealized appreciation in fair value of investments	1,816,149

Net increase prior to plan transfer	5,600,534
Administrative costs and other fees	3,080
Transfers from other plans, net	1,408,737

Net increase in assets available for benefits	7,012,351

Net assets available for benefits at beginning of year	25,076,947

Net assets available for benefits at end of year	$32,089,298

See accompanying Notes to Financial Statements.

Educate, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

Note 1. Plan Description

The following description of the Educate, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies of this summary are available from Educate, Inc. (the “Company”), or plan sponsor.

General

The Plan is a defined contribution plan covering substantially all employees of the Company which was formed as of July 1, 2003, as a result of a spin-off from Laureate Education, Inc. (Laureate). Participants must complete one year of service with 800 hours of service, and be employed as of the last day of the Plan year in order to be eligible for employer matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investment programs are fully participant-directed. At December 31, 2005, the Plan offered 13 investment options into which participants could direct their investments. Participants have the opportunity to change their investment options daily.

Plan Transfers

In August 2005, Progressus Therapy, Inc, a division of the Company, transferred the balances of the accounts of the participants in the Progressus Therapy, Inc. Savings and Investment Plan totaling $1,408,737 to the Plan. The net amount of this transfer is shown as transfers from other plans, net on the accompanying statement of changes in net assets available for benefits.

Contributions

Participants may contribute any percentage of their pretax annual compensation, not to exceed net take home pay, as defined and subject to certain annual limitations imposed by the Internal Revenue Code. In addition, employees may rollover distributions received from other plans. The Company makes a discretionary matching equal to a percentage of the amount of the compensation that the participant elected to contribute, up to a maximum of 6% of the participant’s compensation. The matching contribution percentages for 2005 and 2004 were 50% of the first 3% and 25% on the next 3% of the compensation contributed. Additional discretionary contributions may be made at the option of the Company. There were no additional discretionary contributions made by the Company in 2005 and 2004.

Participant Accounts

Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) additional Company discretionary contributions, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s discretionary matching contributions plus earnings thereon is based on years of continuous service at a rate of 33- 1/3% per year, including the first year of service. A participant is 100% vested after three years of service.

Participant Loans

Participants may borrow from their account balances a minimum of $1,000, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Principal and interest are repaid ratably through payroll deductions over loan terms, which generally do not exceed five years.

Educate, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

Payment of Benefits

Participants may withdraw voluntary after tax contributions, qualified rollovers, and transfers into the plan, and earnings thereon, at any time. Pre-tax deferrals, vested employer-matching contributions, and vested employer discretionary contributions, if any, may be withdrawn upon attaining age 59 1/2 or employment termination. All employee contributions may be withdrawn upon termination of employment. Hardship withdrawals are allowed but are limited to certain types of contributions, as defined.

Parties in Interest

The employer matching contributions are paid in shares of the Company’s common stock.

Certain Plan investments are shares of mutual funds managed by American Funds, the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. The Company’s and Laureate’s common stock is valued at the last reported sales price on the last business day of the plan year. The units of the collective trust and shares of the mutual funds are valued at fair value as determined by American Funds Retirement Resources and quoted market prices, respectively. Participant loans are carried at their unpaid principal balance, which approximates fair value.

Realized gains or losses on the sale of investments are computed as the difference between the proceeds received and the average cost of investments held. The change in the difference between cost and fair value, including realized gains and losses, is included as net appreciation or depreciation in the fair value of investments in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administration Expenses

All costs and expenses incurred in connection with the administration of the Plan are paid by the Company.

Educate, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

3. Investments

During 2005, the Plan’s investments appreciated in fair value by $1,816,149 as follows:

Fair value as determined by quoted market price:

Laureate Education, Inc. common stock	$792,827
Educate, Inc. common stock	(4,498)
Mutual funds	1,027,820

$1,816,149

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

December 31, 2004
Laureate Education, Inc. common stock	$4,621,014
The Putnam Fund for Growth and Income	$2,883,823
Putnam Vista Fund	$1,437,274
Putnam International Equity Fund	$1,706,921
Putnam Stable Value Fund	$3,077,048
Legg Mason Value Trust	$2,775,798
Janus Mid Cap Value Fund	$1,281,458
Putnam US Government Income Trust	$1,400,567

December 31, 2005
Laureate Education, Inc. common stock	$4,653,110
Legg Mason Value Trust	$3,600,360
INVESCO Stable Value Fund	$3,993,220
Federated Kaufmann A Shares	$3,821,985
Calamos Growth Fund	$2,259,952
American Funds Washington Mutual	$3,254,470
American Funds Cap World Growth & Income	$1,885,624
American Funds Growth Fund of America	$2,054,290
American Funds Europacific Growth Fund	$1,872,684
American Funds Bond Fund	$1,692,424

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 19, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Educate, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2005	December 31, 2004
Net assets available for benefits per the financial statements	$32,089,298	$25,076,947
Less contributions receivable	(194,051)	(152,112)

Net assets available for benefits per the Form 5500	$31,895,247	$24,924,835

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2005:
Contributions per the financial statements	$6,067,294
Forfeitures	22,249
Add contributions receivable at December 31, 2004	152,112
Less contributions receivable at December 31, 2005	(194,051)

Contributions per the Form 5500	$6,047,604

The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the cash basis.

Supplemental Schedule

Educate, Inc. 401(k) Retirement Savings Plan

EIN 37-1465722 Plan # 7-52657

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2005

Party-in- interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Common Stock:
(1)	Educate, Inc.	common		$99,441
(1)	Laureate Education, Inc.	common		4,653,110

	Collective Trust:
	INVESCO Stable Value Fund			3,993,220
	Mutual Funds:
	Federated Kaufmann A Shares	shares		3,821,985
	Legg Mason Value Trust	shares		3,600,360
(1)	American Funds International Bond Fund	shares		141,622
(1)	American Funds Bond Fund	shares		1,692,424
	Royce Total Return Fund	shares		1,352,438
	Calamos Growth Fund	shares		2,259,952
(1)	American Funds American Balanced	shares		831,992
(1)	American Funds Washington Mutual	shares		3,254,470
(1)	American Funds Cap World Growth & Income	shares		1,885,624
(1)	American Funds Growth Fund of America	shares		2,054,290
(1)	American Funds Europacific Growth Fund	shares		1,872,684
	pending account			5,742
	Participant loans	5.00% - 10.50% annual interest rates		359,679

	Forfeitures	—		16,214

	Total investments			$31,895,247

**	Historical cost has been omitted, as all investments are participant-directed
(1)	Party-in-interest.

EXHIBIT INDEX

23.01	Consent of Reznick Group, P.C., independent auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Educate Inc. 401(k) Retirement Savings Plan

	By:	Educate, Inc., Administrator

Date: June 28, 2006	By:	/s/ C. Alan Schroeder
C. Alan Schroeder
General Counsel and Secretary